EXHIBIT 99.1
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                                  ANNOUNCEMENT


                              WPP GROUP PLC ("WPP")
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Notice of First Quarter Trading Update

WPP Group plc will announce its first quarter trading update for the three months ended 31 March 2003 on Friday, 25 April 2003.


2 April 2003



















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